

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 28, 2010

<u>Via U.S. Mail and Fax (858) 505-1559</u>

William L. Hoese
General Counsel
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

> **Re: Cubic Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 9, 2009**
> **File No. 001-08931**

Dear Mr. Hoese:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 9a. Controls and Procedures, page 63</u>

1.   You disclose that your "disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports [you] file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required." Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are

effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of September 30, 2009 and confirm that you will conform your disclosure in future filings.

Item 11. Executive Compensation, page 65
Report, Discussion and Analysis, page 6 of the Definitive Proxy Statement on Schedule 14A

2.   In your future filings, please provide the information required by Item 407(e)(5) of Regulation S-K. Also, please note that the qualification that the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Commission solely applies to the report itself and not to the Compensation Discussion and Analysis portion of your proxy statement. Since you have expressly stated that the compensation discussion and analysis section of your proxy statement is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Cubic under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, please tell us how your Form 10-K is complete with respect to Item 11 of that filing.

3.   In your future filings, please ensure that your compensation discussion and analysis section immediately precedes your Summary Compensation Table and is separate from the Compensation Committee Report.

Executive Compensation and Other Information, page 10 of the Definitive Proxy Statement on Schedule 14A

4.   It appears that your Nonqualified Deferred Compensation table does not fully comply with Item 402(i) of Regulation S-K. For example, it appears that you have not included the column "Aggregate Withdrawals/Distributions." Additionally, it appears that you have not included a footnote to the table quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table and the amounts reported in the aggregate balance at last fiscal year end which were previously reported as compensation to the named executive officers in your Summary Compensation Table for previous years. Please provide this disclosure in your future filings.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 65
Ownership of Common Stock, page 9 of Definitive Proxy Statement on Schedule 14A

5.   In future filings, please include each named executive officer in your beneficial ownership table. For example, we note that you have not disclosed the number of shares beneficially owned by John D. Thomas. Please see Item 403 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 65
Certain Transactions and Relationships, page 16 of Definitive Proxy Statement on Schedule 14A

6.   In future filings, please confirm that you will include the information required by Item 404(b) of Regulation S-K.

Exhibit 31.1

7.   We note that introductory sentences to paragraph 4 of the certifications required by Exchange Act Rule 13a-14(a) omit the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). In your future filings, please ensure that the required language is contained in the introductory paragraph.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Allicia Lam at (202) 551-3316 or me at (202) 551-3635 if you have questions on any comments.

Sincerely,

Timothy Buchmiller
Senior Attorney